UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For December 18, 2019

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, December 18, 2019.

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Re: Material Fact. Regular Transactions with Related Parties. Section 72 Act no. 26,831.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), in order to report that in its meeting held today, the Board of Directors approved (i) the “Policy for SPOT purchases of Natural Gas with Related Parties”, valid until March 31, 2020 and (ii) the “Policy for sale and resale of LPG and Natural Gasoline/Raw Gasoline”, valid from January 1, 2020 until December 31, 2020 (the “Policies”).

Prior to approval of the Policies, the Audit Committee was requested to issue a report in compliance with sections 72 subparagraph b), 73 and 110 subparagraph h) of Act no. 26,831 and section 18 subparagraph f), Section V, Chapter III, Title II of the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores).

On its meeting held today, after reviewing and analyzing the Policies, the Auditing Committee concluded that the transactions with related parties carried out under the terms of the Policies and during its term of validity can reasonably be deemed to be entered into on an arm’s length basis.

The Audit Committee’s report is available for consultation by accredited shareholders if so desired, at TGS’ principal office located at Don Bosco 3672 5th floor, City of Buenos Aires (Legal Department).

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: December 18, 2019.